Exhibit 5.1

Hogan Lovells US LLP 1835 Market Street, 29th Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

July 21, 2017

Board of Directors

Pernix Therapeutics Holdings, Inc.

10 North Park Place, Suite 201

Morristown, New Jersey 07960

Ladies and Gentlemen:

This firm has acted as counsel to Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Company”), in connection with the filing of a Registration Statement on Form S-3 (as amended or supplemented, the “Registration Statement”) relating to the registration of up to 1,100,498 shares the “Issued Shares”) of common stock, par value $0.01 per share of the Company (the “Common Stock”) issued pursuant to an Exchange Agreement among the Company, Pernix Ireland Pain Limited, 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P. dated July 21, 2017 (and an indeterminate number of shares of Common Stock the “Exchangeable Note Shares”) issuable upon the exchange of the Company’s 4.25%/5.25% Exchangeable Senior Notes due 2022 (the “Exchangeable Notes”), in each case to be sold by the selling stockholders listed in the Registration Statement under “Selling Stockholders”. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). We also have assumed that, at the time the Exchangeable Notes are to be exchanged for the Exchangeable Note Shares, the number of Exchangeable Note Shares shall not exceed the total number of authorized but unissued shares of Common Stock of the Company. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Maryland General Corporation Law, as amended. We express no opinion herein as to any other statutes, rules or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that:

(a)	The Issued Shares have been validly issued and are fully paid and nonassessable; and

Pernix Therapeutics Holdings, Inc.	-2-	July 21, 2017
(b)	The Exchangeable Note Shares, assuming due exercise of the applicable exchange rights in accordance with the terms of the Exchangeable Notes and the indenture governing the Exchangeable Notes, will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP